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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

SECURITIES REGISTERED
(As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on which
Title of Issue	registration is effective	registered

N/A	N/A	N/A

* The registrant files annual reports on Form 18-K on a voluntary basis.

     Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Jones Day
Grueneburgweg 102
60323 Frankfurt am Main
Federal Republic of Germany

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TABLE OF CONTENTS

SIGNATURES

Exhibit (g)	Semi-Annual Report as of June 30, 2005

Exhibit (h)	Governing Law of Landwirtschaftliche Rentenbank of July 19, 2005 (with English translation)

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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2004 as follows:

1.	Exhibit (d) is hereby amended by adding the following sentence at the end of the fourth paragraph of the section entitled “Landwirtschaftliche Rentenbank – General – Overview”:

“Furthermore, Rentenbank’s governing law was amended by the Statute on Reorganization of Covered Bond Rights (Gesetz zur Neuordnung des Pfandbriefrechts or the “Covered Bond Rights Statute”) effective as of July 19, 2005, principally in respect of the issuance of covered bonds in accordance with the new Covered Bond Rights Statute.”

2.	Exhibit (d) is hereby amended by adding the following sentence at the end of the fifth paragraph of the section entitled “Landwirtschaftliche Rentenbank – General – Overview”:

“The Covered Bond Rights Statute was published in the Federal Gazette on May 27, 2005.”

3.	Exhibit (d) is hereby amended by adding the following sentence at the end of the first paragraph of the section entitled “Landwirtschaftliche Rentenbank – Supervision and Regulation”:

“Our governing law was last amended with the adoption of the Covered Bond Rights Statute, effective as of July 19, 2005, principally in respect of the issuance of covered bonds in accordance with the new Covered Bond Rights Statute.”

4.	The exhibit index is hereby amended by adding:

	“(g)	Semi-Annual Report as of June 30, 2005

	(h)	Governing Law of Landwirtschaftliche Rentenbank of July 19, 2005 (with English translation)”

5	.	Exhibits (g) and (h) attached hereto are hereby inserted following Exhibit (f).

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SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 27th day of July, 2005.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Dr. Uwe Zimpelmann

Name:	Dr. Uwe Zimpelmann
Title:	Managing Director Chairman of the Management Board

By:	/s/ Martin Middendorf

Name:	Martin Middendorf
Title:	Vice President

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EXHIBIT INDEX

Exhibit	Description

(g)	Semi-Annual Report as of June 30, 2005

(h)	Governing Law of Landwirtschaftliche Rentenbank of July 19, 2005 (with English translation)

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EXHIBIT (g)

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LANDWIRTSCHAFTLICHE RENTENBANK

SEMI-ANNUAL REPORT AS OF JUNE 30, 2005

     This report presents the unaudited financial results of Landwirtschaftliche Rentenbank for the six month period ending June 30, 2005.

Presentation of Financial and other Information

     In this report, references to “U.S. dollars” and “U.S.$” are to the currency of the United States of America, references to “Australian dollars” and “AUD” are to the currency of Australia and references to “euro”, “EUR” or “€” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended. On July 27, 2005 the noon buying rate for cable transfers in New York City payable in euros was €1.00 = $1.2048.

     In this report, references to “Rentenbank”, “we” or “us” are to Landwirtschaftliche Rentenbank.

Forward-Looking Statements

     This report contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the Federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

Business Trends

     The first half of Rentenbank’s 2005 fiscal year was marked by a buoyant new business activity and a further improvement in earnings. In the first six months of 2005, new business in medium and long-term promotional lending was higher than the same period last year. It was possible to increase both net interest income and operating result. Higher lending business, low administrative expenses as well as favorable conditions in the money and capital markets together with continuing high demand for high quality debt instruments contributed to this result. Two-thirds of the total anticipated requirement for medium and long-term issues of between €8 to €10 billion for 2005 has already been placed in the first six months.

New Business

Promotional Lending

     In the first half of 2005, promotional business including prolongations and interest rate adjustments amounted to €7 billion, compared to €6.4 billion in the first half of 2004. Growth momentum came from the special loans for specific promotional purposes and assistance measures as well as the noticeably increased demand for securitized lending. Increased new business in these promotional areas compensated for weaker demand in standard promotional loans for agriculture and rural areas. Prolongations and interest rate adjustments were also well above the previous year’s level.

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     Once again, demand for our special loans grew slightly in the first half of 2005. For the six month period ending June 30, 2005, we approved special loans amounting to €1,145.2 million, compared to €1,097.6 million in the first half of 2004, representing a 4.3% increase. Thereof, €753.7 million or 65.8% was allocated to agricultural businesses within the framework of the special loan programs for agriculture and young farmers, compared to €734.4 million or 66.9% in the first half of 2004. An amount of €286 million or 38 % was allocated to agricultural businesses for financing of renewable energies. Effective as of July 1, 2005, we repackaged these loans together with other promotional loans for environmental protection, consumer protection and animal keeping improvement measures as part of our newly introduced program entitled “Environmental Protection and Sustainability”.

     In the first half of the current year, we were also able to increase new business in financing rural structural development. We approved €320.0 million for this purpose, compared to €287.3 million in the first half of the previous year, representing an 11.4% increase. As in the previous year, new business in our special loan program for village renewal was affected by a high demand for financing of photovoltaic systems. Within this program we approved €71.5 million for the six month period ending June 30, 2005 (compared to €75.9 million for the first half of 2004), €32.5 million of which accounted for financing in the area of renewable energies.

     In addition to our special loans for specific promotional purposes and assistance measures, we also offer standard promotional loans for agriculture and rural areas. We approved standard promotional loans for an amount of €1,826.6 million during the first half of 2005, compared to €2,633.9 million for the six month period ending June 30, 2004, a decrease of almost 30%. Prolongations and interest rate adjustments relating to medium and long-term lending amounted to €1,478.9 million, compared to €1,371.5 million for the corresponding period during the previous year, representing a 7.8% increase. Interest rate adjustments with maturities of more than one year amounted to €69.6 million. New business in securitized lending grew substantially in the first half of the year and was doubled to an amount of €2,554.9 million, compared to €1,257.4 million in the first half of the previous year.

New Issues

     We plan to raise €8 to €10 billion of medium and long-term funding in 2005. With €6.8 billion in the first half of 2005, compared to €5.3 billion in the first half of 2004, we have already been able to issue approximately two-thirds of this volume in the first half of 2005. The figure includes all transactions with maturities and non-call periods of more than two years. €3.9 billion thereof were drawn from our Euro Medium Term Note Programme in the first half of 2005, compared to €2.9 billion in the first half of 2004. The second most important refinancing instrument in this maturity bracket were issues registered with the Securities and Exchange Commission, which amounted to €1.7 billion in the first half of 2005, compared to €0.8 billion in the first half of 2004. With a volume of €0.9 billion in the first half of 2005, compared to €1.1 billion in the first half of 2004, issues within the framework of our Australian Dollar Medium Term Note Programme (the “AUD-MTN Programme”) took third place. The US dollar was the most important currency with a share of 42.7%, followed by the euro with 25.2% and the Australian dollar with 15.5%. Interest rate risks and currency risks have been hedged by financial derivatives, primarily swaps.

     Our short-term funding, in particular the issuance of money-market transactions with maturities and non-call periods of up to one year, increased to €9.7 billion in the first half of 2005, compared to €7.9 billion in the first half of the previous year. In the first six months of 2005, 89.9% or €8.8 billion thereof were issued under our Euro Commercial Paper Programme, compared to €7.4 billion in the first six months of the previous year. Money-market related refinancing with maturities between one and two years increased slightly to €2.2 billion during the first six months of 2005, compared to €2.1 billion during the same period in 2004. Total overall funding for the first half of 2005 amounted to €18.7 billion, compared to €15.3 billion in the first half of 2004.

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Balance Sheet

     At June 30, 2005, Rentenbank’s total assets reached €87.6 billion, compared to €80.3 billion at June 30, 2004, representing an increase of €7.3 billion or 9.1%. In accordance with our particular business structure, amounts due from banks make up the largest item on the asset side of the balance sheet. This item increased by €4.2 billion or 6.8%, to €66.2 billion at June 30, 2005, compared to €62.0 billion at June 30, 2004. Due to strong increase in securitized lending, the securities portfolio at June 30, 2005 grew to €19.7 billion, compared to €16.8 billion at June 30, 2004.

     Due to buoyant issuing business in the first half of 2005, securitized liabilities increased by €10.1 billion to €58.5 billion, compared to €48.4 billion in the first six months of 2004. Liabilities to banks amounted to €21.8 billion at June 30, 2005, compared to €24.3 billion at June 30, 2004.

     Total capital in the balance sheet (including subordinated liabilities) was reported as €2,556.0 million at June 30, 2005, compared to €2,379.1 million at June 30, 2004, representing a 7.4% increase.

Profit and Loss Account

     Earnings continued to develop favorably in the first half of 2005. Net interest and commission income totaled €109.9 million in the first half of 2005, compared to €107.5 million in the first half of 2004, exceeding the level reached in the first half of 2004 by 2.2%. Administrative expenses increased by €1.3 million or 7.5% to €18.7 million in the first six months of 2005, compared to €17.4 million in the first six months of 2004. The cost-income ratio also increased slightly, but still remains at a very low level of 17.0% in the first half of 2005, from 16.1% in the first half of 2004. Operating result before risk provisions and net valuation adjustments was increased to €91.5 million in the first half of 2005, compared to €90.6 million in the first half of 2004.

Outlook

     We believe the favorable performance in earnings should continue through the rest of 2005. We therefore expects to achieve results in the fiscal year 2005 comparable to those achieved in the fiscal year 2004. Favorable conditions still exist for continued increase in our promotional activities. In light of the amount of business transactions concluded since the beginning of the year, we also expect to increase our medium and long-term promotional lending in line with demand throughout the remaining year.

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New Business

	June 30, 2005	June 30, 2004	Change

	(EUR in millions)		(in %)

Promotional business
(medium and long-term)	7,018	6,369	10.2
thereof: Special loans	1,145	1,098	4.3
Other promotional loans incl.
Special Purpose Fund	13	8	62.5
Standard promotional loans	1,827	2,634	-30.6
Prolongations	1,479	1,372	7.8
Securitised lending	2,555	1,257	103.3

Issuing business	18,735	15,265	22.7
thereof: Medium and long-term	6,815	5,292	28.8
Money-market related	2,183	2,108	3.6
Short-term	9,737	7,865	23.8

Selected Balance Sheet Items

	June 30, 2005	June 30, 2004	Change

	(EUR in billions)		(in %)

Total assets	87.6	80.3	9.1
Due from banks	66.2	62.0	6.8
Securities portfolio	19.7	16.8	17.3
Liabilities to banks	21.8	24.3	-10.3
Securitised liabilities	58.5	48.4	20.9

	June 30, 2005	June 30, 2004	Change

	(EUR in millions)		(in %)
Total capital in the balance sheet
(including subordinated liabilities)	2,556	2,379	7.4

Profit and Loss Account

	June 30, 2005	June 30, 2004	Change

	(EUR in millions)		(in %)
				compared to
			compared to	6/12ths of the
			June 30, 2004	2004 figure

Net interest and commission income	109.9	107.5	2.2	5.2
Administrative expenses	18.7	17.4	7.5	0.0
Operating result (before risk provisions
and net valuation adjustments)	91.5	90.6	1.0	6.1

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EXHIBIT (h)

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Gesetz über die Landwirtschaftliche Rentenbank
in der Fassung der Bekanntmachung vom 4. September 2002 (BGBl. I S. 3646), zuletzt geändert durch Artikel 8 des Gesetzes zur Neuordnung des Pfandbriefrechts vom 22.05.2005 (BGBl. I S. 1373)

§ 1
Rechtsform, Sitz

     (1) Die Landwirtschaftliche Rentenbank, nachstehend Bank genannt, ist eine bundesunmittelbare Anstalt des öffentlichen Rechts.

     (2) Die Bank hat ihren Sitz in Frankfurt am Main. Sie unterhält keine Zweigniederlassungen.

§ 2
Kapital

     (1) Das Grundkapital der Bank beträgt 135 Millionen Euro.

     (2) Zur Verstärkung ihres Kapitals ist eine Hauptrücklage zu bilden. Dieser ist mindestens die Hälfte des nach Zuführung zur Deckungsrücklage (Absatz 3) verbleibenden Jahresüberschusses zuzuweisen.

     (3) Neben der Hauptrücklage (Absatz 2) ist eine besondere Deckungsrücklage zu bilden; sie dient der Schaffung zusätzlicher Sicherheiten für die von der Bank ausgegebenen gedeckten Schuldverschreibungen. Die Deckungsrücklage darf fünf vom Hundert des Nennbetrages der jeweils im Umlauf befindlichen gedeckten Schuldverschreibungen nicht überschreiten. Ihr dürfen nicht mehr als 50 vom Hundert des Jahresüberschusses zugewiesen werden.

§ 3
Geschäftsaufgaben

     (1) Die Bank hat den staatlichen Auftrag, die Landwirtschaft und den ländlichen Raum zu fördern, wobei die jeweiligen Zuständigkeiten des Bundes und der Länder zu beachten sind. Zur Erfüllung ihres Auftrages führt die Bank in folgenden Bereichen nach näherer Bestimmung der Satzung Fördermaßnahmen, insbesondere mittels Finanzierungen, durch:

1.	Landwirtschaft, einschließlich Forstwirtschaft, Gartenbau und Fischerei, sowie den vor- und nachgelagerten Bereichen,

2.	Absatz und Lagerhaltung land- und ernährungswirtschaftlicher Produkte, einschließlich der Erschließung und Festigung von Märkten in den Mitgliedstaaten der Europäischen Union und den anderen Vertragsstaaten des Abkommens über den Europäischen Wirtschaftsraum,

3.	agrarbezogener Umweltschutz, Förderung erneuerbarer Energien und nachwachsender Rohstoffe aus der Landwirtschaft, Verbreitung des ökologischen Landbaus, Tierschutz in der Landwirtschaft,

4.	Verbesserung der Infrastruktur ländlich geprägter Räume,

5.	agrarbezogener Verbraucherschutz.

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Das Bundesministerium für Verbraucherschutz, Ernährung und Landwirtschaft kann im Einvernehmen mit dem Bundesministerium der Finanzen der Bank die Durchführung von Fördermaßnahmen im Rahmen ihres staatlichen Auftrages gegen angemessenes Entgelt zuweisen.

     (2) Zur Durchführung ihrer Aufgaben kann die Bank alle ihr zur Verfügung stehenden bankmäßigen Instrumente einsetzen, insbesondere Darlehen, Zuschüsse und sonstige Finanzhilfen gewähren, Bürgschaften übernehmen und Beteiligungen eingehen. Die Gewährung von Darlehen soll in der Regel über oder zusammen mit anderen Kreditinstituten erfolgen. Im Verhältnis zu anderen Kreditinstituten hat die Bank das gemeinschaftliche Diskriminierungsverbot zu beachten.

     (3) Die Bank kann im Rahmen ihres Auftrages gemäß Absatz 1 nach näherer Bestimmung der Satzung auch Gebietskörperschaften und öffentlich-rechtlichen Zweckverbänden Darlehen und andere Finanzierungsformen gewähren.

     (4) Die Bank kann nach näherer Bestimmung der Satzung sonstige Finanzierungen im Interesse der deutschen und europäischen Landwirtschaft oder der ländlich geprägten Räume gewähren, soweit es sich dabei um Projekte im Gemeinschaftsinteresse handelt, die von der Europäischen Investitionsbank oder ähnlichen europäischen Finanzierungsinstitutionen mitfinanziert werden.

     (5) Zur Beschaffung der erforderlichen Mittel kann die Bank Darlehen aufnehmen, ungedeckte und gedeckte Schuldverschreibungen ausgeben, Gewährleistungen übernehmen sowie alle sonstigen banküblichen Finanzierungsinstrumente einsetzen.

§ 4
Sonstige Geschäfte

     (1) Die Bank kann ferner alle Geschäfte und Dienstleistungen betreiben, die mit der Erfüllung ihrer Aufgaben in direktem Zusammenhang stehen. In diesem Rahmen darf sie insbesondere Forderungen und Wertpapiere kaufen und verkaufen sowie Geschäfte und Maßnahmen zur Steuerung und Sicherstellung ihrer finanziellen Liquidität durchführen (Treasury Management) und alle für die Risikosteuerung erforderlichen Geschäfte betreiben.

     (2) Der Effektenhandel, das Einlagengeschäft und das Girogeschäft sind der Bank nur für eigene Rechnung und nur insoweit gestattet, als sie mit der Erfüllung der öffentlichen Förderaufgaben in direktem Zusammenhang stehen.

§ 5
Organe

     (1) Organe der Bank sind

1.	der Vorstand,

2.	der Verwaltungsrat,

3.	die Anstaltsversammlung.

     (2) Die Aufgaben und Befugnisse der Organe regelt, soweit sie nicht im Gesetz bestimmt sind, die Satzung.

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§ 6
Vorstand

     (1) Der Vorstand besteht aus mindestens zwei Mitgliedern. Die Vorstandsmitglieder werden vom Verwaltungsrat mit einer Mehrheit von mindestens zwei Dritteln seiner Mitglieder bestellt und abberufen. Die Bestellung bedarf der Zustimmung der Aufsichtsbehörde (§ 11 Abs. 1).

     (2) Der Vorstand führt die Geschäfte der Bank, soweit diese Aufgabe nicht durch Gesetz oder Satzung anderen Organen zugewiesen ist.

     (3) Der Vorstand vertritt die Bank gerichtlich und außergerichtlich. Die Befugnis zur Vertretung der Bank sowie die Form für Willenserklärungen der vertretungsberechtigten Personen werden durch die Satzung geregelt. Ist eine Willenserklärung der Bank gegenüber abzugeben, so genügt die Abgabe gegenüber einem Mitglied des Vorstandes. Auf die Vertretung der Bank gegenüber ihren Organen sind die für Aktiengesellschaften geltenden Vorschriften entsprechend anzuwenden.

§ 7
Verwaltungsrat

     (1) Der Verwaltungsrat besteht aus

1.	acht Vertretern landwirtschaftlicher und ernährungswirtschaftlicher Organisationen, von denen benannt werden sechs vom Deutschen Bauernverband e.V., einer vom Deutschen Raiffeisenverband e.V. sowie einer als Vertreter der Ernährungswirtschaft (Industrie und Handel) von den ernährungswirtschaftlichen Verbänden;

2.	drei Landwirtschaftsministern der Länder, die vom Bundesrat für eine von ihm zu bemessende Zeitdauer bestimmt werden, oder ihren ständigen Vertretern im Amt;

3.	einem Vertreter der Gewerkschaften;

4.	dem Bundesminister oder der Bundesministerin für Verbraucherschutz, Ernährung und Landwirtschaft; die Vertretung in den Sitzungen des Verwaltungsrates und seiner Ausschüsse durch einen ständigen Vertreter im Amt oder durch einen Abteilungsleiter ist zulässig;

5.	je einem Vertreter des Bundesministeriums für Verbraucherschutz, Ernährung und Landwirtschaft sowie des Bundesministeriums der Finanzen; die Bundesministerien können auch durch andere sachverständige Personen vertreten sein;

6.	drei Vertretern von Kreditinstituten oder anderen Kreditsachverständigen, die von den anderen Mitgliedern des Verwaltungsrates hinzugewählt werden.

     (2) Der Vorsitzende des Verwaltungsrates wird vom Verwaltungsrat aus den Reihen der vom Deutschen Bauernverband e.V. benannten Mitglieder gewählt. Sein Stellvertreter ist der Bundesminister oder die Bundesministerin für Verbraucherschutz, Ernährung und Landwirtschaft.

     (3) Mitglieder der Anstaltsversammlung dürfen dem Verwaltungsrat nicht angehören.

     (4) Der Verwaltungsrat überwacht die Geschäftsführung des Vorstandes und beschließt über dessen Entlastung; er kann dem Vorstand allgemeine und besondere Weisungen erteilen.

     (5) Der Verwaltungsrat beschließt über den Jahresabschluss, über die Zuführung zur Hauptrücklage und zur Deckungsrücklage sowie über die Aufteilung des Bilanzgewinnes auf den Förderungsfonds (§ 9 Abs. 2) und das Zweckvermögen (§ 9 Abs. 3); er hat seinen Vorschlag über die Gewinnverwendung nach § 9 Abs. 2 der Anstaltsversammlung zur Beschlussfassung zuzuleiten.

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     (6) Der Verwaltungsrat beschließt die Satzung und ihre Änderungen. Sie bedürfen der Genehmigung der Aufsichtsbehörde (§11 Abs. 1).

§ 8
Anstaltsversammlung

     (1) Die Anstaltsversammlung ist die Vertretung der Eigentümer und Pächter der mit der Rentenbankgrundschuld belasteten Grundstücke.

     (2) Die Anstaltsversammlung besteht aus 28 Mitgliedern, von denen je zwei von den Ländern Baden-Württemberg, Bayern, Brandenburg, Hessen, Mecklenburg-Vorpommern, Niedersachsen, Nordrhein-Westfalen, Rheinland-Pfalz, Sachsen, Sachsen-Anhalt, Schleswig-Holstein sowie Thüringen und je eines von den Ländern Berlin, Bremen, Hamburg sowie Saarland benannt werden. Bei der Auswahl der Vertreter sind die einzelnen Betriebsgrößenklassen, insbesondere die bäuerlichen Familienbetriebe, angemessen zu berücksichtigen.

     (3) Die Anstaltsversammlung nimmt die Berichte des Vorstandes über die Geschäftstätigkeit der Bank und des Verwaltungsrates über die von ihm gefassten Beschlüsse entgegen und berät die Bank in Fragen der Förderung der Landwirtschaft und des ländlichen Raumes sowie bei allgemeinen agrar- und geschäftspolitischen Fragen. Sie beschließt über die Gewinnverwendung gemäß § 9 Abs. 2.

§ 9
Gewinnverwendung

     (1) Der Bilanzgewinn darf nur für eine das Allgemeininteresse wahrende Förderung der Landwirtschaft und des ländlichen Raumes verwendet werden.

     (2) Höchstens die Hälfte des zur Verteilung kommenden Betrages fließt einem Förderungsfonds zu, über dessen Verwendung die Anstaltsversammlung nach von ihr zu erlassenden Richtlinien entscheidet.

     (3) Mindestens die Hälfte des zur Verteilung kommenden Betrages soll dem bei der Bank gemäß § 10 Abs. 3 des Entschuldungsabwicklungsgesetzes in der im Bundesgesetzblatt Teil III, Gliederungsnummer 7812-2, veröffentlichten bereinigten Fassung, das zuletzt durch Artikel 182 der Verordnung vom 29. Oktober 2001 (BGBl. I S. 2785) geändert worden ist, gebildeten Zweckvermögen des Bundes zufließen, solange dieses von der Bank verwaltet wird und Aufgaben zu erfüllen hat, die den Aufgaben der Bank entsprechen, und solange die Bank von allen Steuern vom Vermögen, vom Einkommen und vom Gewerbebetrieb befreit ist.

§ 10
Besondere Pflicht der Organe

Sorgfaltspflicht und Verantwortlichkeit der Mitglieder des Vorstandes und des Verwaltungsrates richten sich nach den entsprechenden Vorschriften für Vorstands- und Aufsichtsratsmitglieder der Aktiengesellschaften.

§ 11
Aufsicht

     (1) Die Bank untersteht der Aufsicht des Bundesministeriums für Verbraucherschutz, Ernährung und Landwirtschaft (Aufsichtsbehörde), das seine Entscheidungen im Einvernehmen mit dem Bundesministerium der Finanzen trifft. Die Aufsichtsbehörde trägt dafür Sorge, dass der Geschäftsbetrieb der Bank mit dem öffentlichen Interesse insbesondere an der Förderung der

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Landwirtschaft und des ländlichen Raumes sowie mit den Gesetzen und der Satzung in Einklang steht.

     (2) Die Aufsichtsbehörde ist befugt, von den Organen der Bank Auskunft über alle Geschäftsangelegenheiten zu verlangen, Bücher und Schriften der Bank einzusehen sowie an den Sitzungen des Verwaltungsrates und seiner Ausschüsse sowie an der Anstaltsversammlung teilzunehmen und Anträge zu stellen; ihren Vertretern ist jederzeit das Wort zu erteilen.

     (3) Die Aufsichtsbehörde ist ferner befugt, die Anberaumung von Sitzungen der Organe und die Ankündigung von Gegenständen zur Beschlussfassung zu verlangen sowie die Ausführung von Anordnungen und Beschlüssen zu untersagen, die gegen das öffentliche Interesse insbesondere an der Förderung der Landwirtschaft und des ländlichen Raumes oder gegen die Gesetze oder die Satzung verstoßen.

     (4) Im übrigen ist die Bank in der Verwaltung und Geschäftsführung selbständig, desgleichen in der Anstellung des Personals.

§ 12
Dienstsiegel und öffentliche Urkunden

Die Bank ist berechtigt, ein Dienstsiegel zu führen. Ordnungsgemäß unterschriebene und mit dem Abdruck des Dienstsiegels versehene Erklärungen der Bank haben die Eigenschaft öffentlich beglaubigter Urkunden.

§ 13
Gedeckte Schuldverschreibungen

     (1) Die Bank kann gedeckte Schuldverschreibungen nach Maßgabe der Absätze 2 bis 4 ausgeben.

     (2) Der Gesamtbetrag der von der Bank ausgegebenen Schuldverschreibungen muss in Höhe des Nennwerts und der Zinsen jederzeit gedeckt sein. Als Deckung sind zulässig

1.	Pfandbriefe im Sinne des § 1 Abs. 3 des Pfandbriefgesetzes, die nach den Vorschriften des Pfandbriefgesetzes ausgegeben werden,

2.	Darlehen an inländische Körperschaften und solche Anstalten des öffentlichen Rechts, für die eine Anstaltslast oder eine auf Gesetz beruhende Gewährträgerhaftung oder eine staatliche Refinanzierungsgarantie gilt oder die das gesetzliche Recht zur Erhebung von Gebühren und anderen Abgaben innehaben, oder gegen Übernahme der vollen Gewährleistung durch eine solche Körperschaft oder Anstalt gewährte Darlehen oder sonstige Darlehen der Bank, für die Sicherheiten bestehen, die den Anforderungen des Pfandbriefgesetzes für die Deckung von Hypothekenpfandbriefen oder Schiffspfandbriefen entsprechen,

3.	Darlehen der Bank, für die nach bankmäßigen Grundsätzen ausreichende Sicherheiten bestehen.

Die in Satz 2 vorgeschriebene ordentliche Deckung kann vorübergehend durch Guthaben bei der Deutschen Bundesbank und bei geeigneten Kreditinstituten ersetzt werden (Ersatzdeckung).

     (3) Die zur Deckung der Schuldverschreibungen bestimmten Vermögenswerte einschließlich der Ersatzdeckung sowie Vermögenswerte in Höhe der Deckungsrücklage nach § 2 Abs. 3 sind von der Bank einzeln in ein Register einzutragen. § 5 Abs. 1 und 2 des Pfandbriefgesetzes gilt entsprechend mit der Maßgabe, dass an die Stelle der Bundesanstalt die in § 11 Abs. 1 genannte Aufsichtsbehörde tritt.

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     (4) Die Aufsichtsbehörde (§ 11 Abs. 1) bestellt nach Anhörung der Bank einen Treuhänder und einen Stellvertreter. Der Treuhänder hat darauf zu achten, dass die Ausgabe, Verwaltung und Deckung der Schuldverschreibungen den gesetzlichen und satzungsmäßigen Bestimmungen und den Anleihebedingungen entsprechen. § 7 Abs. 3 und 4 und die §§ 8 bis 11 des Pfandbriefgesetztes gelten entsprechend mit der Maßgabe, dass an die Stelle der Bundesanstalt die in § 11 Abs. 1 genannte Aufsichtsbehörde tritt.

     (5) Die gedeckten Schuldverschreibungen der Bank, die nicht auf ausländische Zahlungsmittel lauten, sind zur Anlegung von Mündelgeldern geeignet.

§ 14
Zwangsvollstreckung und Insolvenz

     (1) Auf Arreste und Zwangsvollstreckungen in Vermögenswerte, die in das Deckungsregister nach § 13 Abs. 3 eingetragen sind, ist § 29 des Pfandbriefgesetzes entsprechend anzuwenden.

     (2) Ist über das Vermögen der Bank das Insolvenzverfahren eröffnet, so fallen die nach § 13 Abs. 3 in dem Register eingetragenen Werte nicht in die Insolvenzmasse. Soweit diese Werte nicht zur Befriedigung der Gläubiger der gedeckten Schuldverschreibungen notwendig sind, können sie vom Insolvenzverwalter zur Insolvenzmasse gezogen werden. § 9 Abs. 2 Satz 1 des Pfandbriefgesetzes gilt entsprechend. Die Gläubiger der gedeckten Schuldverschreibungen nehmen außer im Falle des Absatzes 3 Satz 2 nicht am Insolvenzverfahren der Bank teil.

     (3) Ist die Deckungsmasse zahlungsunfähig oder überschuldet, so findet auf Antrag der Bundesanstalt für Finanzdienstleistungsaufsicht über sie ein gesondertes Insolvenzverfahren statt. Entsteht einem Gläubiger einer gedeckten Schuldverschreibung in diesem Verfahren ein Ausfall, so ist er berechtigt, diesen in dem Insolvenzverfahren über das sonstige Vermögen der Bank geltend zu machen; bei der Berechnung des Ausfalls werden die seit der Eröffnung des Verfahrens laufenden Zinsforderungen der Gläubiger der gedeckten Schuldverschreibungen wie ihre sonstigen Forderungen berücksichtigt. Ein im gesonderten Insolvenzverfahren verbleibender Überschuss ist an den Insolvenzverwalter des Verfahrens über das sonstige Vermögen der Bank herauszugeben.

     (4) Gehören im Falle des Absatzes 3 Satz 1 zur Insolvenzmasse eigene gedeckte Schuldverschreibungen der Bank, die von dieser dem Bestand an Wertpapieren zugeschrieben sind, so werden sie bei der Verteilung den übrigen im Umlauf befindlichen gedeckten Schuldverschreibungen gleich gestellt.

§ 15
Sondervorschrift für Refinanzierungskredite

Kreditinstitute können sich bei der Gewährung von Darlehen aus Mitteln, die sie von der Bank erhalten, die Verzinsung rückständiger Zinsen im Voraus versprechen lassen.

§ 16
Auflösung

Die Bank kann nur durch Gesetz aufgelöst werden. Das Gesetz bestimmt über die Verwendung des Vermögens. Es darf nur für eine das Allgemeininteresse wahrende Förderung der Landwirtschaft oder der landwirtschaftlichen Forschung verwendet werden.

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§ 17
Übergangsregelungen

     (1) Die bisherigen Deckungsregister der Bank bleiben nach Inkrafttreten des Fünften Gesetzes zur Änderung des Gesetzes über die Landwirtschaftliche Rentenbank als getrennte Deckungsregister neben dem Deckungsregister nach § 13 Abs. 3 bestehen. Die Aufgaben des Treuhänders nach § 13 Abs. 4 erstrecken sich auch auf diese Deckungsregister.

     (2) Bis zum Schluss der Anstaltsversammlung, die über den Jahresabschluss des Jahres 2003 beschließt, sind § 1 Abs. 3, §§ 7 und 8 Abs. 2 und 3 sowie § 11 in der bis zum 1. August 2002 geltenden Fassung weiter anzuwenden.

     (3) Bis zum Schluss der Anstaltsversammlung, die über den Jahresabschluss des Jahres 2003 beschließt, nimmt der von der Bundesregierung bestellte Kommissar oder sein Vertreter die Aufgaben der Aufsichtsbehörde nach § 6 Abs. 1 Satz 2 und § 13 Abs. 4 Satz 1 wahr.

§ 18
(weggefallen)

§19
(weggefallen)

§20
(Inkrafttreten)

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Governing Law of Landwirtschaftliche Rentenbank
in the version of the announcement dated September 4, 2002 (Federal Gazette page 3646), last amended by Article 8 of the Statute on Reorganization of Covered Bond Rights (Gesetz zur Neuordnung des Pfandbriefrechts) dated May 22, 2005 (Federal Gazette page 1373)

Section 1
Legal form, head office

     (1) Landwirtschaftliche Rentenbank, hereinafter the Bank, is a direct federal institution under public law.

     (2) The Bank has its head office in Frankfurt am Main. It does not have any branch offices.

Section 2
Capital

     (1) The capital stock of the Bank amounts to 135 million Euro.

     (2) A principal reserve is to be formed in order to strengthen its capital base. At least half of the annual net income remaining after allocation to the guarantee reserve (paragraph 3) is to be allocated to it.

     (3) A special guarantee reserve is to be formed in addition to the principal reserve (paragraph 2); such guarantee reserve is designed to provide further security for the secured debentures issued by the Bank. The guarantee reserve may not exceed 5 per cent. of the nominal value of secured debentures issued at any given time. No more than 50 per cent. of the annual net profit may be allocated to it.

     Section 3
Business responsibilities

     (1) The Bank serves to promote agriculture and the rural areas, whereby the national and state responsibilities are to be taken into consideration. To fulfil its responsibilities, the bank may undertake development measures in accordance with the more specific stipulation of its statutes, in particular by financial instruments, in the following areas:

1.	agriculture industry, including forestry, horticulture and fishing, as well as upstream and downstream areas,

2.	sales and warehousing of agricultural and food products, including development and consolidation of markets in member states of the European Union and in other states which are parties to the Agreement on the European Economic Area,

3.	agriculture related environmental protection, the promotion of renewable energies and renewable raw materials from agriculture, the expansion of ecological farming, protection of animals within the agriculture industry,

4.	the improvement of the infrastructure in predominantly rural areas,

5.	agriculture related consumer protection.

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The Federal Ministry of Consumer Protection, Food and Agriculture may in agreement with the Federal Ministry of Finance, assign to the Bank the realization of development measures within the framework of its legal mandate against an appropriate fee.

     (2) To fulfil its responsibilities, the Bank may use all banking instruments at its disposal, in particular loans, grants and other financial means, furnish guarantees and enter into participations. Loans should as a rule be granted via or together with other banks. In relation to other banks, the Bank shall observe the common non-discrimination rule.

     (3) Within the scope of its responsibilities according to paragraph 1, the Bank may, in accordance with the more detailed regulations in its statutes, also grant loans and other financing forms to regional authorities and public sector special purpose associations.

     (4) To the extent that these are projects of common interest which are co-financed by the European Investment Bank or similar European financing institutions the Bank may grant other financing in the interest of German and European agriculture or rural areas, in accordance with the more detailed regulations in its statutes.

     (5) To procure necessary funds, the Bank may raise loans, issue covered and uncovered bonds, underwrite guarantees and use all other standard bank financing instruments.

Section 4
Other transactions

     (1) The Bank may furthermore conduct all transactions and services which are directly connected with the performance of its responsibilities. In this context, it may, in particular, buy and sell debt and securities and conduct transactions and measures to ensure its financial liquidity (Treasury Management) and all transactions necessary for diversifying risks.

     (2) For the Bank, securities trading, the deposit business and giro operations are only permitted on its own account and only to the extent that they are directly connected to its public development functions.

Section 5
Official bodies

     (1) Executive bodies of the Bank are

1.	the Board of Management

2.	the Advisory Board

3.	the General Meeting.

     (2) The responsibilities and powers of authority of the official bodies of the institution shall be governed by its statutes unless otherwise provided for by law.

Section 6
The Board of Management

     (1) The Board of Management comprises at least two members. The board members are appointed and dismissed by the Advisory Board with a majority of two thirds of its members. The appointment requires the approval of the supervisory authority (Section 11 para. 1).

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     (2) The Board of Management shall be responsible for conducting the business of the Bank unless such responsibility is allocated to another official body of the institution by law or under the terms of its statutes.

     (3) The Board of Management represents the Bank in court and out of court. The authority to represent the Bank as well as the form for declaration of intention of the authorized representatives is regulated by the statutes. If a declaration of intention is to be submitted to the Bank, the submission to a member of the Board of Management will suffice. The provisions valid for public limited companies are to be applied accordingly to the representation of the Bank with regard to its executive bodies.

Section 7
Advisory Board

     (1) The Advisory Board comprises

1.	eight representatives of agricultural and food organizations, of which six shall be appointed by the Deutscher Bauernverband e.V. (German Farmers’ Union), one by the Deutscher Raiffeisenverband e.V. (Farmers’ Cooperative Association) and one as a representative of the food industry (trade and industry) by food associations;

2.	three agricultural ministers from states, who shall be appointed by the Bundesrat (Federal Council) for a period still to be determined, or their permanent deputies;

3.	a representative of the trade unions;

4.	the Federal Minister of Consumer Protection, Food and Agriculture; representation in the meetings of the Advisory Board and its committees by a permanent deputy or by a departmental manager is permitted;

5.	one representative in each case from the Federal Ministry of Consumer Protection, Food and Agriculture and the Federal Ministry of Finance; the ministries may also be represented by other experts;

6.	three representatives from credit institutions or other credit experts, who shall be co-opted by the other members of the Advisory Board.

     (2) The Chairman of the Advisory Board shall be elected by the Advisory Board from the ranks of the members of the German Farmers’ Union. His/her deputy is the Federal Minister of Consumer Protection, Food and Agriculture.

     (3) Members of the General Meeting may not belong to the Advisory Board.

     (4) The Advisory Board monitors the business conduct of the Board of Management and makes decisions regarding its discharge; it may issue to the Board of Management general and specific instructions.

     (5) The Advisory Board decides on the annual accounts, the allocation to the principal reserve and the guarantee reserve as well as on the division of the net profit for the year between the promotional fund (Section 9 para. 2) and the special-purpose fund (Section 9 para. 3); it shall forward its proposal for the appropriation of profits as per Section 9 para. 2 to the General Meeting for a final decision.

     (6) The Advisory Board decides on the statutes and their amendments. These require the authorization of the supervisory authority (Section 11 para. 1).

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Section 8
General Meeting of the institution

     (1) The General Meeting of the institution shall be made up of representatives of the owners and lessors of properties encumbered with the Rentenbank land charge.

     (2) The General Meeting comprises 28 members, of which two members in each case shall be appointed by the states of Baden-Württemberg, Bavaria, Brandenburg, Hessen, Mecklenburg-West Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia and one member in each case by the states of Berlin, Bremen, Hamburg and Saarland. During the selection of the representatives, the individual agro-business size-categories, in particular family farms, are to be taken into consideration appropriately.

     (3) The General Meeting receives the reports of the Board of Management on the business activities of the Bank and the Advisory Board on the resolutions it has passed and advises the Bank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. It decides on the appropriation of profits in accordance with Section 9 para. 2.

Section 9
Appropriation of profits

     (1) The net profit for the year may only be used for the promotion of agriculture and rural areas, in compliance with general interest.

     (2) At most half of the amount to be distributed is allocated to a promotional fund, the appropriation of which is decided by the General Meeting in accordance with guidelines, which it is to draw up.

     (3) At least half of the amount to be distributed shall be allocated to the special-purpose fund of the Federal Government set up at the Bank as per Section 10 para. 3 of the Law on Agricultural Disencumbrances in the published, adjusted version in the Federal Law Gazette Part III, classification 7812-2, which was last amended by article 182 of the ordinance of October 29, 2001 (FG I, 2785), provided that this is managed by the Bank and is to fulfil functions that correspond with the functions of the Bank, and provided that the Bank is exempted of all taxes on assets, net income and commercial enterprise.

Section 10
Specific duty of the executive bodies

The duty of care and responsibility of the members of the Board of Management and the Advisory Board comply with the relevant provisions for Board of Management and Supervisory Board members of public limited companies.

Section 11
Supervision

     (1) The Bank is subject to the supervision of the Federal Ministry of Consumer Protection, Food and Agriculture (supervisory authority), which makes its decisions in agreement with the Federal Ministry of Finance. The supervisory authority ensures that the business operation of the Bank complies with public interest in particular in the promotion of agriculture and rural areas as well as with the laws and its Statutes.

     (2) The supervisory authority is empowered to request information from the executive bodies of the Bank on all business matters, to view any books and correspondence of the Bank and to

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participate in meetings of the Advisory Board and its committees as well as in the General Meeting, and to raise motions; its representatives must be admitted to the floor at all times.

     (3) The supervisory authority is also authorized to request the calling of meetings of the executive bodies and the announcement of subjects to be decided as well as to prohibit the implementation of directives or resolutions, which contravene public interest in particular the promotion of agriculture and rural areas or are in breach of the laws or the Bank’s statutes.

     (4) Otherwise, the Bank is independent with regard to its administration and management, likewise in the appointment of personnel.

Section 12
Official seal and public documents

The Bank is entitled to hold an official seal. Bank declarations, which are duly signed and given the stamp of the official seal have the character of officially authenticated public documents.

Section 13
Covered bonds

     (1) The Bank may issue covered bonds according to paragraphs 2 to 4.

     (2) The total amount of the bonds issued by the Bank must be covered to the amount of the nominal value and the interest at all times. The following are permitted as cover

1.	covered bonds which are issued in accordance with Section 1 para. 3 of the German Covered Bond Act (Pfandbriefgesetz),

2.	loans to domestic statutory corporations and such federal institutions under public law to which a maintenance obligation (Anstaltslast) or guarantee obligation by law (Gewährträgerhaftung) or a governmental refinancing guarantee apply, or which are legally entitled to levy fees and other charges, or loans granted under acceptance of the complete guarantee by such a statutory corporation or institution under public law, or other loans of the Bank for which sufficient collateral exists which meets the requirements of the German Covered Bond Act (Pfandbriefgesetz) for the coverage of mortgage bonds or bottomry bonds.

3.	loans granted by the Bank for which sufficient collateral exists in accordance with the policies of the Bank.

The appropriate cover prescribed in clause 2 may be replaced temporarily by credit deposits at Deutsche Bundesbank and at suitable banks (substitute cover).

     (3) The assets determined for covering the bonds, including the substitute cover, as well as assets to the amount of principal reserves as per Section 2 para. 3 are to be entered individually into a register by the Bank. Section 5 para. 1 and 2 of the German Covered Bond Act (Pfandbriefgesetz) apply accordingly, provided that instead of the Federal Authority, the supervisory authority named in Section 11 para. 1 supersedes.

     (4) After consultation with the Bank, the supervisory authority (Section 11 para. 1) nominates a trustee and a deputy. It is the responsibility of the trustee to ensure that the issuing, administration and cover of bonds comply with the legal and regulatory conditions and terms and conditions of the bonds. Section 7 para. 3 and 4 and Sections 8 to 11 of the German Covered Bond Act (Pfandbriefgesetz) apply accordingly, provided that instead of the Federal Authority, the supervisory authority named in Section 11 para. 1 supersedes.

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     (5) The covered bonds of the Bank, which are not denominated in foreign currency, are suitable for the investment of ward money.

Section 14
Compulsory execution and insolvency

     (1) Section 29 of the German Covered Bond Act (Pfandbriefgesetz) shall apply accordingly to distraints and compulsory executions upon assets, which are entered in the register of covered bonds as per Section 13 para. 3.

     (2) In the event that insolvency proceedings are instituted against the assets of the Bank, the assets recorded in the register pursuant to Section 13 para. 3 are not included in the insolvent assets. If these assets are not required to pay off creditors of the covered bonds, the liquidator may transfer them to the insolvent assets. Section 9 para. 2 clause 1 of the German Covered Bond Act (Pfandbriefgesetz) applies accordingly. The creditors of the covered bonds do not participate in the Bank’s insolvency proceedings, except in the case outlined in para. 3 clause 2.

     (3) If the cover funds are insolvent or overindebted, separate insolvency proceedings are instituted against the same at the request of the Federal Financial Supervisory Authority (BaFin). In the event that a creditor of a covered bond suffers a loss during the course of such proceedings, the creditor is entitled to claim for such a loss in the insolvency proceedings against the other assets of the Bank; the interest receivables due to the creditors of the covered bonds which have accrued since the opening of the proceedings are considered for the calculation of the loss in the same manner as other receivables. Any remaining surplus from the separate insolvency proceedings is to be surrendered to the liquidator of the proceedings against the other assets of the Bank.

     (4) If, in the case of para. 3 clause 1, the Bank’s own covered bonds which the Bank has allocated to the securities portfolio are part of the insolvent assets, then at distribution these are treated equally to the remaining covered bonds in circulation.

Section 15
Special provision for refinancing loans

Credit institutions may request in advance an undertaking to pay interest on overdue interest in each case they grant a loan from funds received from the Bank.

Section 16
Dissolution

The Bank may only be dissolved by law. Such law shall determine the application of assets. They may only be used for the support and promotion of agriculture in the interests of the public at large.

Section 17
Transitional rules

     (1) The current Bank registers for covered bonds are retained as separate coverage registers in addition to the register as per Section 13 para. 3 when the fifth law on the amendment of the law governing Landwirtschaftliche Rentenbank comes into force. The duties of the trustee as per Section 13 para. 4 also encompass these coverage registers.

     (2) Section 1 para. 3, Section 7 and Section 8 para. 2 and 3 and Section 11 in the version valid until August 1, 2002 are to apply until the conclusion of the General Meeting, which is to decide on the annual net profit of 2003.

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     (3) The commissioner appointed by the Federal Government or its deputy undertakes the duties of the supervisory authority as per Section 6 para. 1 clause 2 and Section 13 para. 4 clause 1 until the conclusion of the General Meeting, which is to decide on the annual net profit of 2003.

Section 18
(omitted)

Section 19
(omitted)

Section 20
(coming into force)